SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

LG.Philips LCD Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

Issuance of Corporate Debenture

1.	Class of bonds:	Korean Won-denominated fixed rate bonds (unregistered, non-guaranteed, and unsecured)

2.	Aggregate face value:	KRW 300 billion

3.	Aggregate issue price:	KRW 297.3 billion (not fixed)

4.	Market for the bonds:	Domestic market

5.	Method:	Public offering

6.	Use of proceeds:	Capital expenditures

7.	Coupon rate:	3.5%

8.	Issuance date:	November 23, 2004

9.	Maturity date:	November 23, 2009

10.	Interest payment method:	Quarterly in arrears

11.	Method of principal payment:	Payment on maturity date at 100%

12.	Registry Office:	Korea Securities Depository

13.	Agent Bank:	Hana Bank, Twin tower branch

14.	Domestic rating:	AA- (National Information & Credit Evaluation, Inc.) , AA- (Korea Investors Service, Inc.)

15.	Arranger:	LG Investment & Securities Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG.Philips LCD Co., Ltd.
(Registrant)

Date: November 15, 2004	By:	/s/ Ron H. Wirahadiraksa
(Signature)
	Name:	Ron H. Wirahadiraksa
	Title:	Joint Representative Director and Chief Financial Officer